# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Professional Diversity Network, Inc., CIK 0001546296
CUSIP: 74312Y301
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 55 EAST MONROE STREET, 55 EAST MONROE STREET, CHICAGO, Illinois (IL), 60603
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001493152-22-033446
Filed by CIK 0001955075
Persons authorized to receive notices and communications: Daria Liashenko, Dragonara Business Centre, 5th Floor, Dragonara Road, SAINT JULIAN'S, Malta (O1), STJ 3141, 356 9994 2022

## Reporting persons
- Koala Malta Ltd (CIK 0001955075): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 1,999,755; shared voting power 0; sole dispositive power 1,999,755; shared dispositive power 0; aggregate amount beneficially owned 1,999,755 (12.7% of the class)
  Comment: Percentage calculated based on 15,732,748 shares of Common Stock outstanding as of November 14, 2024 as set forth in the Form 10-Q for the quarter ended September 30, 2024 and the current report Form 8-K on November 20, 2024 filed by the Company.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Professional Diversity Network, Inc.
Address of issuer's principal executive offices: 55 EAST MONROE STREET, 55 EAST MONROE STREET, CHICAGO, Illinois (IL), 60603
Comment: This statement relates to the shares of common stock, par value $0.01 per share (the "Shares") of Professional Diversity Network, Inc., a Delaware corporation (the "Issuer" or the "Company"). The Issuer's principal executive office is located at 55 East Monroe Street, Suite 2120, Chicago, Illinois 60603.

## Item 2. Identity and Background
Name of person filing: Koala Malta Limited
Residence or business address: Dragonara Business Centre, 5th Floor, Dragonara Road, St Julian's STJ 3141, Malta
Present principal occupation or employment: To the knowledge of the Reporting Person, the name, business address, present principal occupation, and citizenship of each of the directors and executive officers of the Reporting Person are set forth on Schedule A and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, the Reporting Person (or to the knowledge of the Reporting Person, any of the persons listed on Schedule A) (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person (or to the knowledge of the Reporting Person, any of the persons listed on Schedule A) (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
Citizenship: To the knowledge of the Reporting Person, the name, business address, present principal occupation, and citizenship of each of the directors and executive officers of the Reporting Person are set forth on Schedule A and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 5, 2024, the Issuer entered into a Profit Participation Agreement (the "PPA") with Koala Malta Limited (the "Seller").

The closing of the PPA (the "Closing") occurred simultaneously with its execution. At the Closing, the Company purchased a 6% right in QBSG Limited (the "Target", previously Koala Crypto Limited) to receive all distributions and dividends which may be declared and/or distributed by the Target on an annual basis in terms of applicable law, along with all rights, title, and interest from the Seller. The consideration of the Profit Participation is $1,200,000, including $700,000 cash and $500,000 value of the Company's common stocks, or a total of 1,136,363 shares at a price of $0.44 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Shares were issued to Koala Malta Limited pursuant to the PPA as Consideration Shares.

As of the date of this filing, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material changes in the present capitalization or dividend policy of the Issuer;

(f) Any other material changes in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

(j) Any action similar to any of those enumerated above.

As part of ongoing evaluation of its investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer's Common Stocks that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D/A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns, in the aggregate, 1,999,755 Shares, representing approximately 12.71% of the Issuer's total outstanding Shares immediately after the Share Issuance calculated based on 15,732,748 shares of Common Stock outstanding as of November 14, 2024 as set forth in the Form 10-Q for the quarter ended September 30, 2024 and the current report Form 8-K on November 20, 2024, as filed with the Securities and Exchange Commission.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Item 3, Item 4 and Item 5 of this Statement are incorporated herein by reference.

The Profit Participation Agreement provides for the terms and conditions of the Share Issuance.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Profit Participation Agreement, which is filed as exhibits to this Schedule 13D/A and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 The Form 8-K filed with the Securities and Exchange Commission by Professional Diversity Network, Inc. on December 10, 2024.

## Signatures
- Koala Malta Ltd: /s/ Mingrui Xu, Mingrui Xu/Director (01/06/2025)